Cue Energy Resources Limited

A.B.N. 45 066 383 971



06017477



SEC MAIL
RECEIVED
PROCESSING
OCT 05 2006
WASH. D.C.
213
SECTION

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

26 September 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp

Andrew M Knox
Public Officer

Enc.

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

dlw 10/18



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Wortel -2 Begins Drilling

Cue is pleased to announce that the Wortel -2 appraisal well began drilling on 26 September 2006.

Wortel-2 is being drilled following the success of the Wortel-1 exploration well which intersected a 141 metres gas column in the target reservoir. Wortel-1 flowed natural gas at the rate of 18.5 million standard cubic feet per day through a 56/64" choke. Condensate was produced at a rate of four to five barrels per million cubic feet

The well is located in the Sampang Production Sharing Contract, offshore East Java, Indonesia, in 42meters water depth, approximately 1km south east of Wortel 1 and 6km west of the Oyong oil and gas field.

Wortel-2 will be drilled as a vertical well to appraise the Wortel discovery. It will be drilled to approximately 1400m sub-sea and is expected to take 18 days.

Participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd	40.5% (Operator)
Singapore Petroleum Sampang Ltd	36%
Cue Sampang Pty Ltd	13.5%
PT Petrogas Oyong Jatim*	10%

*Subject to finalization.

Location map is attached.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

26 September 2006


Wortel-2
Wortel-1
Oyong Field (3D mapping)
Gas
Gas above oil
Oil
Prospect
Prospect (up-side)
1km
Contour interval 20m

Wortel Depth Map